

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

David B. Edelson
Senior Vice President and Chief Financial Officer
Loews Corporation
677 Madison Avenue
New York, New York 10065

      Re: Loews Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2019
            Filed February 12, 2020
            File No. 001-06541

Dear Mr. Edelson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance